Exhibit 99.1

April 7, 2020

Lloyds Bank plc – RESULTS OF TENDER OFFER FOR ANY AND ALL OF ITS 12.00% FIXED-TO-FLOATING RATE PERPETUAL CAPITAL SECURITIES

Lloyds Bank plc (the “Offeror”) is today announcing the final results of its previously announced cash tender offer (the “Offer”) for any and all of its 12.00% Fixed-to-Floating Rate Perpetual Capital Securities (the “Notes”). The Offer was made on the terms and subject to the conditions set out in the Offer to Purchase dated March 31, 2020 (the “Offer to Purchase”) and the related notice of guaranteed delivery.

Capitalized terms not otherwise defined in this announcement have the same meaning as in the Offer to Purchase.

Based on information provided by the Tender Agent, $137,432,000 in aggregate principal amount of the Notes were validly tendered and not validly withdrawn by 5:00 p.m., New York City time, on April 6, 2020 (the “Expiration Deadline”), as more fully set forth below. The Offeror has accepted all Notes that were validly tendered and not validly withdrawn prior to the Expiration Deadline. The Settlement Date is expected to be April 9, 2020.

The table below sets forth, among other things, the principal amount of Notes validly tendered and not validly withdrawn at or prior to the Expiration Deadline:

Notes	ISIN/CUSIP	Principal Amount Outstanding(1)	Aggregate Principal Amount Tendered Excluding Notes Tendered Using Guaranteed Delivery Procedures	Aggregate Principal Amount Tendered Using Guaranteed Delivery Procedures	Purchase Price Per $1,000 Principal Amount of Notes
12.00% Fixed-to-Floating Rate Perpetual Capital Securities	XS0474660676 and US539473AE82 539473AE8	$2,000,000,000	$137,432,000	$0	$1,090

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(1)	As of the commencement date of the Offer.

FURTHER INFORMATION

Lucid Issuer Services Limited acted as tender agent for the Offer. Goldman Sachs International and Lloyds Securities Inc. acted as Dealer Managers. Questions regarding the Offer should be directed to Goldman Sachs International at +44 20 7552 6157 or Lloyds Securities Inc. at +1 (212) 284-0411.